GLOBAL corporate compliance

[redacted]

08004033

SEC Mail Processing Section

JUL 23 2008

Washington, DC 101

July 14, 2008

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Perfect Fry Corporation
File No. 82-1609

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the period ended April 30, 2008
2. Management Discussion and Analysis for the period ended April 30, 2008
3. CEO Certification for the period ended April 30, 2008
4. CFO Certification for the period ended April 30, 2008

Yours truly,

GLOBAL CORPORATE COMPLIANCE

Suzanne Ferguson
Junior Associate

PROCESSED
JUL 31 2008
THOMSON REUTERS

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-1609

PERFECT FRY CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED APRIL 30, 2008 AND 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Gary G. Calderwood
President and Chief Executive Officer

PERFECT FRY CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	April 30, 2008 (Unaudited) $	October 31, 2007 $
CURRENT ASSETS		
Cash	10,208	-
Accounts receivable	930,411	744,819
Inventories (Note 2)	1,078,279	1,257,937
Note receivable from shareholders	65,866	-
Prepaid expenses	42,964	18,652
	2,127,728	2,021,408
PROPERTY, PLANT AND EQUIPMENT (Note 3)	1,282,437	1,309,184
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4)	1,292,401	1,253,486
	4,702,566	4,584,078

LIABILITIES AND SHAREHOLDERS' EQUITY

	April 30, 2008 (Unaudited) $	October 31, 2007 $
CURRENT LIABILITIES		
Bank indebtedness (Note 5)	-	173,104
Accounts payable and accrued liabilities	415,465	309,757
Current portion of long term debt (Note 6)	29,377	28,537
	444,842	511,398
LONG TERM DEBT (Note 6)	641,343	656,225
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	1,509,621	1,389,621
Retained earnings	2,106,760	2,026,834
	3,616,381	3,416,455
	4,702,566	4,584,078

Commitment (Note 8)

ON BEHALF OF THE BOARD:

Director

Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
SIX MONTHS ENDED APRIL 30, 2008 AND 2007

	Three months ended April 30,		Six months ended April 30,	
	2008 (Unaudited) $	2007 (Unaudited) $	2008 (Unaudited) $	2007 (Unaudited) $
REVENUE (Note 9)	1,120,157	1,083,526	2,098,869	1,964,498
EXPENSES				
Cost of Goods, Selling and Administration	1,091,415	931,703	1,983,702	1,748,274
Interest				
Long term debt	9,772	10,084	19,773	20,491
Other	4,377	11,356	11,965	19,335
Amortization				
Property, plant and equipment	21,000	21,000	42,000	42,000
Deferred product development costs	10,500	9,000	21,000	18,000
Foreign exchange loss (gain)	(8,800)	53,092	(59,497)	27,653
Total expenses	1,128,264	1,036,235	2,018,943	1,875,753
NET EARNINGS (LOSS)	(8,107)	47,291	79,926	88,745
Changes in other comprehensive income	-	-	-	-
COMPREHENSIVE INCOME (LOSS)	(8,107)	47,291	79,926	88,745
RETAINED EARNINGS, beginning of period	2,114,867	2,112,874	2,026,834	2,083,371
Premium on acquisition of common shares (Note 7)	-	-	-	(11,951)
Accumulated Other Comprehensive Income	-	-	-	-
RETAINED EARNINGS, end of period	2,106,760	2,160,165	2,106,760	2,160,165
EARNINGS PER SHARE (Basic and Diluted – Note 7)	0.00	0.01	0.00	0.01

PLEASE SEE NOTES

PERFECT FRY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED APRIL 30, 2008 AND 2007

	Three months ended April 30,		Six months ended April 30,	
	2008 (Unaudited) $	2007 (Unaudited) $	2008 (Unaudited) $	2007 (Unaudited) $
CASH PROVIDED BY (USED IN):				
OPERATIONS				
Net earnings (loss)	(8,107)	47,291	79,926	88,745
Items not affecting cash				
Amortization of property, plant and equipment	21,000	21,000	42,000	42,000
Amortization of deferred product development costs	10,500	9,000	21,000	18,000
	23,393	77,291	142,926	148,745
Changes in non-cash working capital				
Accounts receivable	(134,339)	(26,425)	(185,592)	(306,262)
Inventory	203,396	145,113	346,706	18,673
Note receivable	(65,866)	-	(65,866)	-
Prepaid expenses	(1,738)	34,186	(24,312)	(9,682)
Accounts payable and accrued liabilities	161,868	(84,799)	105,708	(43,727)
	163,321	68,075	176,644	(340,998)
	186,714	145,366	319,570	(192,253)
INVESTING				
Additions to property, plant and equipment	-	(28,254)	(1,772)	(56,378)
Additions to (proceeds from) deferred product development costs	30,000	(621)	30,000	(621)
Acquisition (Note 12)	(270,444)	-	(270,444)	-
	(240,444)	(28,875)	(242,216)	(56,999)
FINANCING				
Repayment of long term debt	(7,136)	(6,823)	(14,042)	(13,325)
Acquisition of common shares (Note 7)	-	-	-	(27,701)
Shares issued on acquisition (Note 12)	120,000	-	120,000	-
	112,864	(6,823)	105,958	(41,026)
INCREASE (DECREASE) IN CASH	59,134	109,668	183,312	(290,278)
CASH, beginning of period	(48,926)	(500,529)	(173,104)	(100,583)
CASH, end of period	10,208	(390,861)	10,208	(390,861)
Cash Consists of:				
Cash and cash equivalents	10,208	-	10,208	-
Bank indebtedness	-	(390,861)	-	(390,861)
	10,208	(390,861)	10,208	(390,861
Note:				
Interest paid	14,149	21,440	31,738	39,826
Income taxes paid	-	-	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED APRIL 30, 2008 AND 2007

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements, which are prepared in accordance with Canadian Generally Accepted Accounting Principles, reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry and Perfect Fry Holdings Ltd. which owns the land and building out of which the Company operates. The interim financial statements, which were not subject to audit or review by the Company's independent auditors, follow the same accounting policies and methods of computation as the audited financial statements for the year ended October 31, 2007 except as noted below. These unaudited interim financial statements should be read in conjunction with the audited financial statements for the year ended October 31, 2007 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than three months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method

The Company reviews property, plant and equipment for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The Company reviews deferred product development costs for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income Taxes

The Company utilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
SIX MONTHS ENDED APRIL 30, 2008 AND 2007

1. SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

Measurement Uncertainty

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:
-net realizable value of accounts receivable and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.
Significant areas requiring the use of estimates relate to estimated product sales and impairment of assets. Actual results may differ from these estimates.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

Basis of Revenue Recognition

Revenue is derived from the sale and service of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months. Service revenue is recorded at the time the service is provided. We provide for estimated warranty costs. Additional revenue is derived from the rental of excess building capacity and is categorized as other income (see Note 9).

Changes in Accounting Policies

New Accounting Standards Adopted

Effective November 1, 2007 the company will adopt the new CICA handbook Sections; 1400, General Standards of Financial Statement Presentation, 1535, Capital Disclosures, 3862, Financial Instruments - Disclosures and 3863, Financial Instruments - Presentation. There were no material adjustments at November 1, 2007 as a result of adopting the new CICA handbook sections.

New Accounting Standards Not Yet Adopted

Effective November 1, 2008, the Company will adopt the new CICA Handbook Sections 3031, Inventories and 3064, Goodwill and Intangible Assets. The Company is presently evaluating the impact of these new standards.

Comparative Amounts

Certain of the comparative amounts have been reclassified to conform with the current year presentation.

PERFECT FRY CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
SIX MONTHS ENDED APRIL 30, 2008 AND 2007

2. INVENTORIES

	April 30, 2008 $	October 31, 2007 $
Finished goods	365,361	480,524
Work in progress	4,517	-
Parts	708,401	777,413
	1,078,279	1,257,937

3. PROPERTY, PLANT AND EQUIPMENT

	April 30, 2008		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	860,393	151,495	708,898
Office and equipment	754,517	580,978	173,539
	2,014,910	732,473	1,282,437

	October 31, 2007		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	860,393	135,745	724,648
Office and equipment	739,264	554,728	184,536
	1,999,657	690,473	1,309,184

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
SIX MONTHS ENDED APRIL 30, 2008 AND 2007

4. DEFERRED PRODUCT DEVELOPMENT COSTS

	April 30, 2008 $	October 31, 2007 $
Deferred product development costs	2,505,591	2,445,676
Accumulated amortization	(1,213,190)	(1,192,190)
	1,292,401	1,253,486

5. BANK INDEBTEDNESS

The Company has access to a bank operating credit facility of $1,000,000 (2007 - $1,000,000). Advances under this facility bear interest at prime plus .50% per annum and are secured by the operating assets of the business.

6. LONG TERM DEBT

The mortgage payable is to the Community Credit Union and is amortized over a 20 year term. The mortgage was renewed for a five year term, maturing February, 2011 and is repayable in monthly amounts of $5,636 (2006 - $5,636) which includes interest at 5.89% (2006 – 5.89%). The mortgage is secured by the land and building (Note 3), an assignment of rents, a general security agreement over specific assets and an assignment of insurance.

	April 30, 2008 $	October 31, 2007 $
Mortgage payable	670,720	684,762
Current portion	(29,377)	(28,537)
Long term debt	641,343	656,225

Principal repayments on the mortgage are as follows assuming future renewals at current rates:

	$
2008	29,377
2009	31,132
2010	32,993
2011	34,965
2012	37,055
2013 and thereafter	505,198
	670,720

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
SIX MONTHS ENDED APRIL 30, 2008 AND 2007

7. SHARE CAPITAL

Authorized

Unlimited number of preferred and common shares.

Issued Common Shares

Six months ended April 30	2008	2008	2007	2007
Issued and outstanding at beginning of period	9,309,656	$1,389,621	9,414,656	$1,405,371
Issued on acquisition (Note 12)	600,000	120,000	-	-
Acquired and cancelled	-	-	(105,000)	(15,750)
Issued and outstanding at end of period	9,909,656	$1,509,621	9,309,656	$1,389,621

Earnings per share

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
Six months ended April 30	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Basic earnings per share	79,926	88,745	9,355,949	9,333,186	$0.00	$0.01
Diluted earnings per share	79,926	88,745	9,355,949	9,333,186	$0.00	$0.01

Normal Course Issuer Bid

Under the terms of a normal course issuer bid commenced on January 1, 2006, the Company acquired 105,000 shares at a total net cost of $27,701 during the fiscal year ended October 31, 2007. The excess of total net cost of the shares acquired over their historical cost, being $11,951, was charged to retained earnings for the year ended October 31, 2007.

8. COMMITMENT

The Company has an office equipment lease requiring quarterly payments of $2,544 until December 2013.

9. REVENUE

The Company's operations are conducted in one business segment; however the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the Three Months ended April 30	**2008**	**2007**
USA	$651,409	$806,311
Canada	237,393	182,175
International	188,313	84,129
	1,077,115	1,073,115
Other income	43,042	10,411
	$1,120,157	$1,083,526

Revenue for the Six Months ended April 30	**2008**	**2007**
USA	$1,393,111	$1,237,344
Canada	420,227	330,544
International	228,355	375,014
	2,041,693	1,942,902
Other income	57,176	21,596
	$2,098,869	$1,964,498

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
SIX MONTHS ENDED APRIL 30, 2008 AND 2007

10. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash and cash equivalents, accounts receivable, notes receivable, forward exchange contracts (from time to time), accounts payable, accrued liabilities and long term debt.

Classification and fair value:

At April 30, 2008, the fair values of current financial instruments approximate their carrying values values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term debt.

The Company uses the following methods and assumptions to determine the fair value of each class of financial instruments:

Asset/Liability	Classification	Measurement
Cash and Bank indebtedness	Held for trading	Fair value
Accounts and Notes receivable	Loans and receivables	Amortized cost
Accounts payable	Other liabilities	Amortized cost
Long term debt	Other liabilities	Amortized cost

Credit Risk: The Company is exposed to credit risk through its trade receivables, notes receivable and, from time to time, derivative foreign exchange contracts.

The Company utilizes a network of independent distributors within the food service industry in multiple geographic locations with a majority of its distributors in the United States.

As international shipping costs can be significant, some distributors place large, less frequent orders and from time to time, these orders may constitute more than 10% of sales for a particular quarter. Because of the recurring nature of transactions with distributors, the Company is able to build long term relationships with its customers.

Distributors are assessed for credit risk upon application by reference to the nature of the distributor's organization, financial health, and credit history with others. Credit limits are approved and monitored and payment terms do not exceed 180 days. At present, the Company does not take collateral for any of its trade receivables.

Trade receivables are considered for impairment on an individual basis and are provided for when management believes impairment may likely occur. Management looks to previous payment history, age of the account, discussions with the distributor and other factors in making this determination.

The Company's trade receivables and allowance for doubtful accounts as at April 30, 2008 are as follows:

	$
Trade receivables	972,478
Allowance for doubtful accounts	(42,067)
Trade receivables, net of allowance for doubtful accounts	930,411

The majority of the allowance for doubtful accounts relates to the 2005 fiscal year and prior.

The note receivable is non-interest bearing and secured by a general security interest over all present and after-acquired property of the borrowers.

The Company is exposed to credit losses related to the financial institutions with which the Company may enter into derivative foreign exchange contracts. The Company mitigates this risk by dealing with major financial institutions.

Liquidity risk: The Company's liquidity risk if the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities as they become due. The Company currently meets these obligations through the generation of cash flows from operations or borrowing under existing credit facilities and believes these sources will be adequate to meet all future obligations.

Interest rate risk: The Company is exposed to fluctuations in interest rates as the bank operating credit facility is subject to a variable interest rate. This facility is renegotiable at any time.

Long term debt has a fixed interest rate until renewal in February, 2011 (Note 6).

Foreign exchange risk: The Company receives the majority of its revenues in United States dollars (USD) and is therefore exposed to foreign exchange risk. To mitigate this risk, the Company enters into forward exchange contracts. The Company contracts to sell fewer USD than are actually available to allow for spot rate sales of USD should that rate be more favorable.

The following table demonstrates the effect of a 5% strengthening or weakening of the Canadian dollar against the US dollar on net earnings for the six months ended April 30, 2008, all other variables remaining constant:

	Strengthening	Weakening
Increase (decrease) in net earnings	(123,912)	123,912

11. RELATED PARTY TRANSACTIONS

Certain directors are also distributors. All sales to these distributors are in the normal course of operations, measured at the exchange amount which is at fair value and are subject to normal sales terms. For the six months ended April 30, 2008, revenue arising from these transactions was $247,339. As at April 30, 2008, amounts due from these distributors, which has arisen from the sale of product referred to above, was $77,235.

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
SIX MONTHS ENDED APRIL 30, 2008 AND 2007

12. ACQUISITIONS

On February 20, 2008, the Company acquired certain assets from a private Calgary based company. These assets will allow the Company to design, manufacture and sell hot air popcorn machines worldwide.

The total consideration of $270,444 is comprised of $150,444 cash and 600,000 common shares valued at $0.20 per share which is discounted from the average market price of $0.23 per common share for the period from December 18, 2007 to February 19, 2008. In addition to the initial consideration, contingent consideration of $100,000 may be payable between November 1 and November 30, 2009 and a further $75,000 may be payable between November 1 and November 30, 2010 if certain sales targets are met during the twelve months ended October 31, 2009 and October 31, 2010 respectively. The Company has also agreed to issue a further 600,000 common shares on November 1, 2008 provided certain product design requirements are met. These shares, if issued, will be valued based on the average closing market price of the Company's common shares for the period October 24, 2008 to October 31, 2008. The Company will allocate contingent consideration, if any, to intangible assets.

The following table summarizes the estimated fair value of the assets acquired. The intangible assets acquired consist primarily of patents, trademarks and trade names. The allocation of the purchase price is subject to refinement.

	$
Inventories	167,048
Property, plant and equipment	13,481
Intangible assets	89,915
Net assets acquired	270,444
Total consideration	270,444

13. CAPITAL MANAGEMENT

The Company's objectives when managing capital are:

- to provide an adequate return to shareholders
- to provide adequate funding of operations
- comply with borrowing covenants

The Company defines capital as its share capital and retained earnings.

The Company is required by its lenders to maintain a current ratio of 2.5:1 and a debt to effective equity ratio of at most 1.25:1. The current ratio is the ratio of current assets to current liabilities. The debt to effective equity ratio is the ratio of total liabilities to shareholders' equity adjusted for intangible assets. All numerators and denominators are to exclude related party balances. Both ratios are measured annually on a consolidated basis and the Company is in compliance with these covenants.

82-1609

MANAGEMENT DISCUSSION & ANALYSIS

1 Date

June 30, 2008

2 History and Background

The following Management Discussion and Analysis reporting will be more informative by first understanding the industry in which Perfect Fry operates and the context of results in recognition of this understanding. The food equipment industry dates back many decades with very little significant changes in technology. In relation to this history, companies that bring new ideas to this industry, such as Perfect Fry and our competitors, are viewed with skepticism and sometimes seen as being little more than intriguing. Even after 20 years of operation most people in the industry will not be aware of the self-venting concept, which is that our product filters exhaust before releasing it therefore not requiring any external venting system. As these ideas are not taught in school or recognized in the foundational products considered by consultants and architects, awareness is only created by the companies involved in the industry. Since 1985 Perfect Fry has only had one competitor in this market with a second joining more recently. This concept of awareness and skepticism is unfamiliar in a world that expects change and tolerates technology which is out of date in 3 months and obsolete in 3 years. Perfect Fry has equipment we built in 1987 which is still out working. The industry has around 1 million establishments which could use self-venting deep frying. With the continued emphasis on a cleaner environment, it only makes sense that self-venting will become more important. Some jurisdictions have already mandated clean air regulations which our product perfectly meets.

In the food equipment industry there are 2 specific areas of risk or opportunity in development. The first is the regulations which change from time to time and must be met in order to continue to sell the product. If these investments in development are not done to meet the changes in regulations, the insurance industry, health inspectors, fire inspectors or building inspectors at the city, municipality, state or national level could disallow the sale of our product in their territory. The second area of opportunity relates to the enhancements required by the customer or developed for the customer in consideration of labor savings, operational efficiency, competitive advantage and overall safety.

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art counter-top commercial deep-fryers and merchandisers in this food equipment industry. Perfect Fry's markets now extend around the world and across the fast-food spectrum, specializing in popular, tasty, deep-fried foods at snack bars, food kiosks, sport and recreation facilities, concession stands and convenience stores.


PERFECT FRY COMPANY

Our primary product, the Perfect Fryer, is highly efficient, odorless, compact and requires no external ventilation systems. The fryer incorporates built-in odorless air filtration and fire prevention systems, both of which were designed and built by Perfect Fry. These systems lead the industry in effectiveness and quality.

The food equipment industry ventilation regulations have not changed significantly since 1996 and appear solid for the foreseeable future. The industry is moving towards new and upgraded electronic and communication technologies; we are aware of these protocols and have implemented design changes for the long term future. Perfect Fry has designed and controlled its own electronic advancements, enabling us to quickly meet the industry's ongoing requirements for improved technology.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

The Company's investment to meet regulations and ongoing enhancements continues to generate improvements that advance Perfect Fry's reputation for leadership, product quality and product variety. These investments have upgraded our electronics to reduce the use of certain hazardous substances (ROHS regulations to meet European requirements), developed further safety systems in the motion of basket and drawer movements, redesigned fan operation for continuous air quality, designed automatic cook time algorithm for consistent cooking results, as well as many other enhancements.

The new PFA **RapidFry™** is a direct result of the past six years of research and development activities. This unit was introduced at the National Restaurant Association of the USA (NRA) Show in May 2005. The PFA **RapidFry™** is the first odorless, ventless and automated counter-top deep frying system with robotic entry and delivery of food product. This fully-enclosed deep frying system is capable of producing up to 100 pounds of fries per hour requiring only 17 linear inches of counter-space. The PFA **RapidFry™** boasts up to 7200 watts of power, the most of any countertop ventless single basket deep fryer, while its fully-automated, front-loading, front-dispensing design makes it the most compact deep fryer of its kind.


PERFECT FRY COMPANY

The PFA **RapidFry™** design is based on a patented design which Perfect Fry introduced back in the early 1990's. The PFA **RapidFry™** contains more oil for better hold temperatures, more power to recover oil temperature, significant advancements in electronic capabilities and options for easier and more effective use of the equipment. The PFA **RapidFry™** provides all of these advantages along with many of the signature features of the PFC line including odorless technology, built-in fire suppression and advanced electronics.

In recognition of Perfect Fry's commitment to innovation and superior development activities, the Company was proud to receive the Kitchen Innovation Award for 2006 presented by the NRA. This award is judged by a panel of industry leaders who, without compensation, lend authenticity and depth to the value of the award.

The creation of the new PFA **RapidFry™** was made possible by the upgraded fire suppression system developed previously, another tangible result of the Company's development activities. This fire suppression system is UL registered, giving the system unquestioned acceptance in all North American jurisdictions and increased credibility in international markets. All Perfect Fry equipment carry the CE (European Certification) and NSF (National Sanitation Foundation) listing marks which enhance worldwide sales effectiveness.



In February 2008 Perfect Fry purchased a hot air popcorn equipment company and is in the development stage to bring two new products to market, the first one is expected to be on the market in the fall of 2008 and the other in the spring of 2009. These units will be the first popcorn machines on the market to feed corn into themselves for efficient operation in a counter-top package.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

While these investments are long-term we believe they are essential to enhancing the intrinsic value of the Company. The company's commitment is to meet ongoing regulation changes in the industry and the investment in the development of Perfect Fry fryers appears to have an indefinite life. In addition to innovations in current products, we continue to develop new and complementary products and accessories to further diversify and grow our markets and increase revenue.

Perfect Fry continues to operate with measured stability, building a strong foundation by steadily investing in all aspects of the company, including physical plant infrastructure, research and development, expanding product lines, international markets and internal processes and technology.

The pictures below represent the first container shipment in the company's history which went to an international distributor. This shipment took place in the first quarter of 2007 and adds a significant part to the emerging image of the Company; that being a company on the move developing an international presence with an amazing product line from a group of people who are committed to long term success.




Subsequent to the first quarter the company signed a memorandum of understanding to proceed with the purchase of the assets of a Calgary based manufacturer of hot air popcorn equipment. Please see the subsequent event described below.

3 Overall Performance

	2007	2006	2005	2004	2003
Current Assets	$2,021,408	$2,041,181	$1,680,834	$1,609,728	$1,573,787
Long Term Receivable	0	0	0	0	18,521
Property Plant & Equip	1,309,184	1,326,232	1,384,994	1,415,206	1,307,917
Patents & Processes	1,253,486	1,311,758	1,217,282	977,104	803,558
Total Assets	4,584,078	4,679,171	4,283,110	4,002,038	3,703,783
Current Liabilities	511,398	505,595	348,898	297,321	327,855
Long Term Liabilities	656,225	684,834	709,426	740,666	765,823
Shareholder Equity	3,416,455	3,488,742	3,224,786	2,964,051	2,610,105
Total Liabilities & Equity	4,584,078	4,679,171	4,283,110	4,002,038	3,703,783

Perfect Fry operates as a single reportable operating segment, as these terms are used in the CICA

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

handbook and Perfect Fry has not discontinued any part of its ongoing operations.

4 Selected Annual Information

	2007	2006	2005	2004	2003
Revenue USA	$2,418,723	$2,779,890	$2,565,744	$2,248,646	$2,270,466
Revenue Canada	719,099	829,744	830,809	707,654	535,033
Revenue International	629,549	598,025	401,550	434,454	797,325
Other Income	47,636	51,240	53,114	50,144	90,354
Total Revenue	3,815,007	4,258,899	3,851,217	3,440,898	3,693,178
Net Earnings (Loss)	(44,586)	280,283	341,775	353,946	324,318
Per Share	.00	.03	.04	.04	.03
Total Assets	4,584,078	4,679,171	4,283,110	4,002,038	3,703,783
Long Term Liabilities	656,225	684,834	709,426	740,666	765,823

The financial data in this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles and are presented in Canadian dollars.

Perfect Fry continues to use tax pools carried forward from previous years and is therefore not in a tax payable situation.

A significant portion in the reduction in sales was confined to specific US markets. Some or our more successful US distributors in the past have had severe changes in weather patterns which had effected the results for the normal summer trade. This directly effects the investment decisions for these seasonal clients.

Some positive results in the International sales have come from Australia as the distributor has expanded his operations.

The overall decrease in net earnings compared to prior years is due mostly to the overall effect of the USD/CDN exchange rate decline in the past few years (this will be explained further below). This coupled with higher costs of labor, nickel surcharges on stainless steel and competitive situations in regards to pricing have combined to reduce the revenue over costs of the company.

5 Results of Operations

The foreign exchange chart panel below gives a graphic indication of the lower volume of CDN received on exchange from USD. The numbers of 1.135, 1.098 and 1.002 indicate the actual average exchange values received by Perfect Fry during the periods of time of 2006, 2007 and the first half of 2008. The reduced revenue received in the first half of 2008 is approximately $240,000 compared to exchanging the same number of USD in the first half of 2007.

With this continued decline in the USD exchange coupled with the rising cost of inputs mentioned above the company increased the price of products by 6% back in September of 2006 and another 8% in January of 2008.

Management has also made investment in travel over the past few years to investigate alternate sources of supply for many of the fryer components, especially the stainless steel items which make up the largest portion of the cost of the units. This investigation included the countries of China, Malaysia and Philippines.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)


FOREIGN EXCHANGE CHARTS PANEL
File View Chart Type Time Scale & Period Drawing Indicators Help
Updated: 07:10:08 PM
07:10:28 PM, 6/26/2008 ET
1.2500
1.2000
1.1500
1.1000
1.0500
1.0000
0.9500
Year 2006
Exchange
1.135
Year 2007
Exchange
1.098
Year 2008
Exchange
1.002
09/01
12/01
2006
03/01
06/01
09/01
12/01
2007
03/01
06/04
09/03
12/03
2008
03/03
06/02
H: 1.1238
L: 1.1173
C: 1.1218
PV: 1.2823

This exchange rate reached is lowest at or about November 1, 2007 which significantly effected the financial statement presentation of the Accounts Receivables and cash held in USD. The exchange rate came back to about par where it is at today. The company experienced a slight gain on exchange in the second quarter of $8,800.

Our overall sales strategy continues to focus on specialty distributors in the food equipment industry. This allows Perfect Fry to develop long term quality relationships. Perfect Fry continues to monitor the sales results of theses distributors and motivates, encourages and supports the distributor to increase their sales. If a distributor does not respond to this motivation in a timely manner Perfect Fry will initiate a process of change in that territory. Sales forecasts are establishment annually and monitored monthly. Perfect Fry has alleviated all cross-border stress for our distributors by removing barriers such as customs reporting, freight concerns and currency transactions. The Company believes strongly that the administrative cost of removing these barriers has enhanced the attractiveness of Perfect Fry line of equipment to our distributors.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

6 Quarterly Results

($ in 000's – except per share amounts)

	2008		2007				2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Revenue	1120	979	1024	826	1084	881	1052	1165	1030	1012	1094	1068
Net Earnings (Loss)	(8)	88	(92)	(43)	47	42	93	91	33	63	120	171
Per Share	0	.01	(.01)	0	.01	0	.01	.01	0	.01	.01	.02

Perfect Fry has recorded second quarter sales of $1,120,157 up from $1,083,526 for the same quarter last year. This increase has a number of factors imbedded in the result. The sales revenue of the PFA units is higher in gross dollars than the PFC and therefore adds the gross sales of the company; this amount would approximate $60,000. The second quarter is also benefiting from a price increase which took effect in January 2008. However the amount of this increase has been offset by the lower exchange rate experienced of 1.006 compared to 2007 second quarter of 1.158, which amounts to approximately $125,000.

The Company invested $30,000 in the second quarter in deferred product development costs mostly relating to the ongoing development of the hot air popcorn equipment.

The downturn in the USA economy has not significantly affected the overall sales of the company in the USA marketplace as our unit sales are relatively unchanged in this second quarter. It may be argued that Perfect Fry fryers may have more interest in a down market as customers are more interested in exploring revenue alternatives to their operations.

7 Liquidity

	Payments Due by Period						
Contractual Obligations	Total	Current Portion	2nd Year	3rd Year	4th Year	5th Year	After 5 Years
Long Term Debt	$670,720	$29,377	$31,132	$32,993	$34,965	$37,055	$505,198
Operating Lease	$43,200	$9,600	$9,600	$9,600	$9,600	$4,800	

The Company is able to supply cash requirements for future needs on a regular basis from operations. Our production schedule continues to gain efficiencies through all periods of the year and inventory levels fluctuate as a normal course of business.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

Fluctuations in liquidity occur throughout the year as sales in the summer and winter months are generally lower than the spring and fall. Assuming growth in sales, working capital fluctuations would be provided by operating loans of up to $1,000,000 from bank financing. During normal company operations, working capital deficiencies have been offset by bank financing. The company is showing a positive cash balance at April 30, 2008 of $10,208 compare to bank indebtedness at January 31, 2008 of $48,926, October 31, 2007 of $173,104 and January 31, 2007 of $500,529. The positive cash position is due directly to a management initiative to reduce inventory levels, tighten up on accounts receivable and extend payables a to a reasonable industry standard.

The net working capital, defined as current assets less current liabilities, increased by $107,010 to $1,617,020 during the first 6 months compared to $1,510,010 (October 31, 2007) and $1,535,586 (October 31, 2006). There are no restrictions in the movement of financial resources between the parent company and its subsidiaries. The Company is not in default and is not in arrears with any accounts, nor does it have any large purchase obligations either outstanding or planned.



The working capital of the company is sufficient to proceed with the purchase of assets of a Calgary based manufacturing company of hot air popcorn equipment.

8 Capital Resources

The company has added on a commercial shelter for cold storage in 2007.

Perfect Fry has purchased of assets of a Calgary based manufacturing company of hot air popcorn equipment as described below.

The Company uses ongoing cash flows to support research and development activities. There are currently no long term obligations or outstanding agreements to fulfill except for the building mortgage. The company has no plans to renovate or expand the building. Research and development expenditures are solely for our future vision and can be expanded or downsized depending on finances. The company expects that development expenditures will be lower in the near future as we consolidate our current product position.

9 Off-Balance Sheet Arrangements

The Company uses purchase orders in the normal course of business which in some cases will extend beyond the coming year, none of these are contracts with strict time frames. We take advantage of pricing on larger purchase quantities without locking in exact times of delivery which gives us flexibility in working out financial requirements and longer term inventory levels. In the event of some unforeseen difficulty the Company can cancel these orders without financial consequences.

10 Transactions with Related Parties

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry, and Perfect Fry Holdings Ltd. which owns the land and building out

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

of which the Company operates.

Certain directors are also distributors. All sales to these distributors are in the normal course of operations, measured at the exchange amount which is at fair value and are subject to normal sales terms. For the six months ended April 30, 2008, revenue arising from these transactions was $247,339. As at April 30, 2008, amounts due from these distributors, which has arisen from the sale of product referred to above, was $77,235.

11 Proposed Transactions

The Perfect Fry Corporation Board of Directors is going to conduct another normal course issuer bid (NCIB). The company intends to purchase for cancellation up to a maximum of 465,482 common shares, representing 5% of all common shares issued and outstanding. This program allows the Company to purchase common shares in the normal course when the Company estimates that the common shares are undervalued by the Market. These purchases are to be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids. The price that the Company will pay for any common shares will be the market price at the time of acquisition to a maximum market price of $0.35 per share. This NCIB has been put on hold for the time being as we first develop the hot air popcorn equipment or excess comes available to proceed with the bid.

12 Critical Accounting Estimates

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:

-net realizable value of accounts receivable and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.

Significant areas requiring the use of estimates relate to estimated product sales and impairment of assets. Actual results may differ from these estimates.

13 Changes in Accounting Policies

New Accounting Standards Adopted

Effective November 1, 2007 the company will adopt the new CICA handbook Sections; 1400, General Standards of Financial Statement Presentation, 1535, Capital Disclosures, 3862, Financial Instruments - Disclosures and 3863, Financial Instruments - Presentation. There were no material adjustments at November 1, 2007 as a result of adopting the new CICA handbook sections.

New Accounting Standards Not Yet Adopted

Effective November 1, 2008, the Company will adopt the new CICA Handbook Sections 3031, Inventories and 3064, Goodwill and Intangible Assets. The Company is presently evaluating the impact of these new standards.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

13 Financial Instruments

Because Perfect Fry Company earns a significant portion of its operating revenues in US dollars, variation in the exchange rates affect the Company's operating and financial results. From time to time the Company will enter into an option dated foreign exchange contract to sell US dollars. There are no outstanding contracts at the writing of this document.

14 Other MD&A Requirements

Further information relating to the Company is disclosed on the SEDAR website at www.sedar.com.

15 Issued and Outstanding Common Shares

At April 30, 2008 there were 9,909,656 (October 2007 – 9,309,656 and 2006 – 9,414,656) shares outstanding. The company issued 600,000 shares in relation to the purchase of the assets of the popcorn equipment company in February of 2008. The company had repurchased 105,000 shares for cancellation during 2007. The outstanding shares at the writing of this document

16 Management Compensation

The Corporation had one executive officer that received regular employment income during the quarter. In the quarter, the total amount paid for the officer was $28,200 plus normal expense reimbursement. The Corporation also has four independent directors who receive $500 compensation for their services, and receive reimbursement for expenses.

17 Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

The company has exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

The company has exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

18 SIGNIFICANT EVENT

On February 20, 2008, the Company acquired certain assets from a private Calgary based company. These assets will allow the Company to design, manufacture and sell hot air popcorn machines worldwide.

The total consideration of $270,444 is comprised of $150,444 cash and 600,000 common shares valued at $0.20 per share which is discounted from the average market price of $0.23 per common share for the period from December 18, 2007 to February 19, 2008. In addition to the initial consideration, contingent consideration of $100,000 may be payable between November 1 and November 30, 2009 and a further $75,000 may be payable between November 1 and November 30, 2010 if certain sales targets are met during the twelve months ended October 31, 2009 and October 31, 2010 respectively. The Company has also agreed to issue a further 600,000 common shares on November 1, 2008 provided certain product design requirements are met. These shares, if issued, will be valued based on the average closing market

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

price of the Company's common shares for the period October 24, 2008 to October 31, 2008. The Company will allocate contingent consideration, if any, to intangible assets.

The following table summarizes the estimated fair value of the assets acquired. The intangible assets acquired consist primarily of patents, trademarks and trade names. The allocation of the purchase price is subject to refinement.

	$
Inventories	167,048
Property, plant and equipment	13,481
Intangible assets	89,915
Net assets acquired	270,444
Total consideration	270,444


PERFECT FRY COMPANY

The Benchmark of Ventless Deep Frying...

82-1609

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, **Gary Calderwood, Chief Executive Officer of Perfect Fry Corporation** certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of **Perfect Fry Corporation** (the issuer) for the interim period ending **April 30, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **June 30, 2008**

<u>"Gary Calderwood"</u>
Gary Calderwood
CEO

<u>NOTE TO READER</u>

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

82-1609

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, **Gary Calderwood, Acting Chief Financial Officer of Perfect Fry Corporation** certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together the interim filings) of **Perfect Fry Corporation** (the issuer) for the interim period ending **April 30, 2008.**

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **June 30, 2008**

"Gary Calderwood"
Gary Calderwood
Acting CFO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

END